FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of March, 2006

Commission File Number: 001-12440

ENERSIS S.A.

(Translation of Registrant’s Name into English)

Santa Rosa 76
Santiago, Chile

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  [X]   Form 40-F  [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes    [  ]      No    [X]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes    [  ]      No    [X]

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission
pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes    [  ]      No    [X]

If °;Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

ENERSIS S.A.
A Chilean Corporation (Sociedad Anónima Abierta)
Securities Register N° 0175

DIVIDEND PAYMENT N°73

We hereby advise the Shareholders of ENERSIS S.A. that the shareholders in the Ordinary General Shareholders Meeting held on March 21, 2006 agreed to distribute a total Final Dividend of Ch$ 1.00 per share, corresponding to Final Dividend Nº 73, to be charged to the companies’ earnings for the 2005 period. This Dividend corresponds to 62.17% of the net earnings for the period ended on December 31, 2005 and is broken down into a Minimum Obligatory Dividend of Ch$ 0.48256 per share plus an Additional Dividend of Ch$ 0.51744 per share.

This dividend will be paid on banking days as from April 3, 2006 at any branch of Banco de Crédito e Inversiones throughout the country, from Monday to Friday, between 9:00AM and 2:00PM.

The tax credit that this Dividend might carry will be informed to the Shareholders in due course.

The right to receive this Dividend is limited to holders of the only series of shares which are inscribed in the corresponding registry as of March 28, 2006.

When claiming this payment, Shareholders or their representatives must show their Identification Card. In turn, legal or other representatives must provide proof of such condition.

Yours sincerely,

Mario Valcarce D.
Chief Executive Officer

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ENERSIS S.A.

By: /s/ Mario Valcarce
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Name:	Mario Valcarce
Title:	Chief Executive Officer

Date: March. 23, 2006